# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dogwood Therapeutics, Inc., CIK 0001818844
CUSIP: 92829J203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 44 MILTON AVENUE, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 11/21/2025
Amends the filing with accession number 0001104659-25-024579
Filed by CIK 0002040446
Persons authorized to receive notices and communications: CK Life Sciences, 7th Floor, Cheung Kong Center, 2 Queen's Road Central Hong Kong, HONG KONG, Hong Kong (K3), 00000, (852) 2126 1212; Blake Liggio, Esq., Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts (MA), 02210, (617) 570 1000

## Reporting persons
- Sealbond Limited (CIK 0002040446): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 21,822,333; shared voting power 0; sole dispositive power 21,822,333; shared dispositive power 0; aggregate amount beneficially owned 21,822,333 (73.4% of the class)
  Comment: The amounts reported as beneficially owned consist of 21,822,333 shares of common stock, $0.0001 par value ("Common Stock"), held directly by Sealbond Limited. All ownership percentages are calculated based on 29,727,866 shares of Common Stock outstanding following conversion of the Issuer's Preferred Stock (as defined and described below) on November 21, 2025, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2025.
- CK Life Sciences Int'l., (Holdings) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 24,664,971; shared voting power 0; sole dispositive power 24,664,971; shared dispositive power 0; aggregate amount beneficially owned 24,664,971 (83% of the class)
  Comment: The amounts reported as beneficially owned consist of (i) 21,822,333 shares of Common Stock held directly by Sealbond Limited and (ii) 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on 29,727,866 shares of Common Stock outstanding following conversion of the Issuer's Preferred Stock (as defined and described below) on November 21, 2025, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2025.
- Conjoint Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,842,638; shared voting power 0; sole dispositive power 2,842,638; shared dispositive power 0; aggregate amount beneficially owned 2,842,638 (9.6% of the class)
  Comment: The amounts reported as beneficially owned consist of 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on 29,727,866 shares of Common Stock outstanding following conversion of the Issuer's Preferred Stock (as defined and described below) on November 21, 2025, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Dogwood Therapeutics, Inc.
Address of issuer's principal executive offices: 44 MILTON AVENUE, ALPHARETTA, Georgia (GA), 30009
Comment: Explanatory Note: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on October 15, 2024 (the "Original 13D"), as amended on March 17, 2025 ("Amendment No. 1" and, together with the Original 13D and Amendment No. 2, the "Schedule 13D") and relates to the common stock, $0.0001 par value ("Common Stock"), of Dogwood Therapeutics, Inc. (the "Company" or "Dogwood"). Except as specifically amended by this Amendment No. 2, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

Sealbond Limited ("Sealbond") was previously issued 52.7096 shares of the Issuer's Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") as a payment-in-kind dividend on the shares of Series A Preferred Stock described in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Registration Rights Agreement

On October 7, 2024, in connection with the Exchange Agreement, the Company and Sealbond entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, if, at any time after April 30, 2025, the Company receives a request from holders of at least forty percent (40%) of the Registrable Securities (as defined in the Registration Rights Agreement) then outstanding that the Company file a Form S-1 registration statement with respect to at least thirty percent (30%) of the Registrable Securities then outstanding; provided, that, if at the time of such request, the only holder of Registrable Securities is Sealbond, there shall be no threshold percent to make such request and such threshold percent that must be covered by such request shall be thirty percent (30%) (or, in each case, a lesser percent if the anticipated aggregate offering price, net of Selling Expenses (as defined in the Registration Rights Agreement), would exceed $10,000,000), then the Company shall as soon as practicable, and in any event within sixty (60) days after the date of such request, file a Form S-1 registration statement with the SEC.

If, at any time after April 30, 2025, the Company receives a request from holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $7,500,000; provided, that, if at the time of such request, the only holder of Registrable Securities is Sealbond, there shall be no threshold percent to make such request and the anticipated aggregate offering price, net of Selling Expenses, must be at least $1,000,000, then the Company shall as soon as practicable, and in any event within thirty (30) days after the date of such request, file a Form S-3 registration statement with the SEC.

The Company will use its good faith commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable after such registration statement is filed.

The Company has also agreed to, among other things, indemnify the holders of Common Stock and Series A Preferred Stock signatory thereto, and each of their respective partners, members, directors, officers, stockholders, legal counsel, accountants, underwriter investment advisers and employees of each of them, each Person who controls any such holder or underwriter (within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 99.1 to this Amendment No. 2 and is incorporated herein by reference.

Amendment No. 1 to Registration Rights Agreement

On March 12, 2025, in connection with the execution of the Exchange and Cancellation Agreement, the Company entered into a Joinder and Amendment No. 1 to Registration Rights Agreement (the "Registration Rights Agreement Amendment") with Sealbond and Conjoint, which amended the Registration Rights Agreement. The Registration Rights Agreement Amendment added Conjoint as a party to the Registration Rights Agreement and amended the definition of "Registrable Securities" thereunder to include the shares of Common Stock issuable to Conjoint upon conversion of the Series A-1 Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the "Series A-1 Preferred Stock") issued to Conjoint pursuant to the Exchange and Cancellation Agreement. No other material changes were made to the Registration Rights Agreement as described in the Original Schedule 13D.

The foregoing summary of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, a copy of which is incorporated by reference as Exhibit 99.2 to this Amendment No. 2 and is incorporated herein by reference.

Preferred Stock Conversion

Sealbond and Conjoint Inc. ("Conjoint") directly held 2,161.0950 shares of Series A Preferred Stock and 284.2638 shares of Series A-1 Preferred Stock (together with the Series A Preferred Stock, the "Preferred Stock"), respectively. Conversion of the Preferred Stock was subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock. On November 21, 2025, following stockholder approval of the conversion and waiver by the Reporting Persons of the beneficial ownership limitation, each share of Preferred Stock held by the Reporting Person's automatically converted into 10,000 shares of Common Stock, resulting in the issuance of 21,610,950 shares of Common Stock to Sealbond and 2,842,638 shares of Common Stock to Conjoint.

General

The Reporting Persons acquired the shares of Common Stock as described above and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to Sealbond's and Conjoint's investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company by virtue of the Reporting Persons' controlling equity ownership position in the Company and by virtue of exercising their voting rights with respect to the Common Stock; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's organizational documents or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Mr. Yu, who is the Deputy Chairman and an Executive Director of CK Life Sciences, and Dr. Toh, who is a Vice President, the Chief Scientific Officer and an Executive Director of CK Life Sciences, each of whom are members of the Company's board of directors, in their respective fiduciary capacities as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons have no current intent to, and they do not reserve the right to, engage in any control transaction or any contested solicitation for the election of directors (as those matters are contemplated by Rule 14a-6(b)(vi) under the Securities Exchange Act of 1934, as amended) with respect to the Company.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sealbond is the direct owner of 21,822,333 shares of Common Stock, which shares represent approximately 73.4% of the 29,727,866 shares of Common Stock outstanding following conversion of the Issuer's Preferred Stock on November 21, 2025, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2025.

Conjoint directly owns 2,842,638 shares of Common Stock, which shares represent approximately 9.6% of the 29,727,866 shares of Common Stock outstanding following conversion of the Issuer's Preferred Stock on November 21, 2025, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2025.

CK Life Sciences Int'l., (Holdings) Inc. is the indirect parent company of each of Sealbond and Conjoint and may be deemed to have voting and dispositive power over shares of Common Stock held directly by Sealbond and Conjoint, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Registration Rights Agreement, dated October 7, 2024, by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Sealbond Limited (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on October 7, 2024).

99.2 - Joinder and Amendment No. 1 to Registration Rights Agreement, dated March 12, 2025, by and between Dogwood Therapeutics, Inc., Sealbond Limited and Conjoint Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on March 12, 2025).

## Signatures
- Sealbond Limited: /s/ Wong Wun Lam, Wong Wun Lam, Director (11/25/2025)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi Alan Abel, Yu Ying Choi Alan Abel, Director (11/25/2025)
- Conjoint Inc.: /s/ Wong Wun Lam, Wong Wun Lam, Director (11/25/2025)